FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 4K3

Item 2.	Date of Material Change

January 16, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 16, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that it has changed its fiscal year end to December 31.

Item 5.	Full Description of Material Change

The Issuer reports it has changed its fiscal year-end to December 31 from its current fiscal year-end of May 31. This change will better align the Issuer’s financial reporting with its operational and budgeting cycle as well as align the financial reporting to those of other industry participants in the mineral resource exploration, development and production sectors (who typically have December 31st fiscal year ends) so as to better enable marketplace assessment of the Issuer’s business performance.

The Issuer will report the audited results for its seven-month transitional fiscal year (June 1, 2011 to December 31, 2011) in March 2012 and will therefore not be reporting quarterly results or filing quarterly financials for the period ended November 30, 2011. Going forward, the Issuer's fiscal quarters will end on the last day of March, June, September and December each year.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

James Komadina, President & CEO
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

January 16, 2012